EXHIBIT 99.1

Golar LNG orders 4th FLNG unit for 2029 delivery

Golar LNG Limited (NASDAQ: GLNG) (“Golar” or the “Company”) announces today that it has executed an Engineering, Procurement and Construction (“EPC”) agreement with Yantai CIMC Raffles Offshore Limited (“CIMC Raffles”) for its fourth FLNG and second MKII design Floating LNG Production (“FLNG”) vessel with an annual liquefaction capacity of 3.5 Million Tons of LNG Per Annum (“MTPA”). The 4th FLNG conversion project has a total budget of approximately US$2.45 billion delivered to its prospective site. Golar’s 4th FLNG is expected to be delivered from the shipyard by year end 2029 and will be the earliest available FLNG capacity globally. The attractive delivery is possible due to Golar’s long standing relationships with equipment suppliers and commitments made during the year to secure attractive delivery slots for long lead items. A donor vessel for the conversion project has been secured.

The FLNG vessel will be the second FLNG of the Golar MKII design, similar to the FLNG Esperanza currently under construction at CIMC Raffles. Significant synergies will be realized from building a repeat design and from having two units with overlapping construction at the same shipyard. As part of the EPC agreement with CIMC Raffles, Black & Veatch will provide its licensed PRICO® liquefaction technology, perform detailed engineering and process design, specify and procure topside equipment and provide commissioning support for the FLNG topsides and liquefaction process.

The ordering of the MK II FLNG strengthens Golar’s position as the market leading owner of FLNGs, increasing our controlled liquefaction capacity by about 40% to above 12 MTPA. Golar targets a long-term charter contract for the unit. Advanced commercial discussions for employment are in progress.

Golar CEO, Karl Fredrik Staubo commented: “We are pleased to announce the ordering of Golar’s 4th FLNG unit, and our second MKII FLNG with nameplate liquefaction capacity of 3.5MTPA. We believe this FLNG order, combining the world’s earliest available FLNG delivery and Golar’s market leading operational track record, is well positioned to provide prospective clients with an attractive gas monetization solution, whilst driving value for Golar. We look forward to expanding our relationship with partners CIMC Raffles and Black & Veatch towards another successful FLNG project.”

 Wang Jianzhong, CEO and President of CIMC Raffles, stated that “We are very pleased and honored to be selected by Golar for the second MKII FLNG project. Golar’s decision to place a repeat order with CIMC Raffles while the first MKII FLNG is still under construction demonstrates the strong confidence in our engineering, construction and project execution capabilities, as well as the strength of our partnership. CIMC Raffles has always upheld our corporate culture of ‘delivering with excellence and building lasting friendships,’ and we are committed to earning the trust of our customers through reliable delivery and long-term partnership. With the experience gained from the first MKII project and the significant synergies of the repeat design, we are confident in delivering this project with greater efficiency, quality and schedule certainty. CIMC Raffles looks forward to continuing our close collaboration with Golar and Black & Veatch and to jointly delivering more successful FLNG projects.”

About Golar
Golar LNG is a NASDAQ listed maritime LNG infrastructure company. Through its 80-year history, the Company has pioneered maritime LNG infrastructure including the world's first Floating LNG liquefaction terminal (FLNG) and Floating Storage and Regasification Unit (FSRU) projects based on the conversion of existing LNG carriers. Today Golar is a focused FLNG company, and the only proven provider of FLNG as a service. Golar owns the world’s largest fleet of FLNG units by annual liquefaction capacity, with a market leading operational track record.

About CIMC Raffles
Yantai CIMC Raffles Offshore Limited, formerly known as Yantai Shipyard, is a subsidiary company of CIMC Group. Currently, CIMC Raffles has five Offshore and Marine Engineering centers located in Yantai, Shenzhen, Shanghai, Norway and Sweden and three construction bases located in Yantai, Haiyang, and Longkou. The main business of CIMC Raffles includes the design, construction, repair & conversion, and leasing of drilling rigs, production units, offshore supply vessels, ocean farming facilities, offshore wind vessels, etc., aiming to provide a turn-key solution to clients. CIMC Raffles is always dedicated to providing innovative equipment and solutions to the sustainable development of offshore and marine resources through technology innovation and lean management.

About Black & Veatch
Black & Veatch is a 100-percent employee-owned global engineering, procurement, consulting and construction company with a more than 100-year track record of innovation in human critical infrastructure. Since 1915, we have helped our clients improve the lives of people around the world by addressing resilience and reliability of our most important infrastructure and energy assets. Learn more about us at the Black & Veatch newsroom, and follow us on LinkedIn, Facebook and Instagram.

FORWARD LOOKING STATEMENTS
This press release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflects management’s current expectations, estimates and projections about its operations. All statements, other than statements of historical facts, that address activities and events that will, should, could or may occur in the future are forward-looking statements. Words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” or the negative of these terms and similar expressions are intended to identify such forward-looking statements.

These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which are beyond our control and are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Golar LNG Limited undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise, unless required by applicable law.

Hamilton, Bermuda
August 13, 2026
Investor Questions: +44 207 063 7900
Karl Fredrik Staubo - CEO
Eduardo Maranhão - CFO

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act